Filed by Coeur Mining, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Paramount Gold and Silver Corp.

Commission File No.: 001-33630

Coeur to Acquire Paramount
COEUR MINING®
NYSE: CDE
December 17, 2014

Cautionary Statements COEUR MINING®
This presentation contains forward-looking statements within the meaning of securities legislation in the United States and Canada, including statements regarding anticipated production, costs, recovery rates, capital expenditures, exploration and development efforts including the impact of discovery of new mineralization, expansion opportunities, grades, and cash flow. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Coeur’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the risk that regulatory and stockholder approvals of the contemplated transaction are not obtained on the proposed terms and schedule, the risk that the contemplated transaction will not be consummated, the risk that Coeur will not realize any or all of the anticipated benefits from the transaction, the risk that development and operating synergy goals for the transaction will not be met and that disruptions from the transaction will harm relationships with customers, employees, suppliers and regulators, the risk that unexpected costs will be incurred, the outcome of litigation (including with respect to the transaction) and regulatory proceedings, the risks and hazards inherent in the mining business (including risks inherent in developing large-scale mining projects, environmental hazards, industrial accidents, weather or geologically related conditions), changes in the market prices of gold and silver and a sustained lower price environment, the uncertainties inherent in Coeur’s production, exploratory and developmental activities, including risks relating to permitting and regulatory delays, ground conditions, grade variability, any future labor disputes or work stoppages, the uncertainties inherent in the estimation of gold and silver reserves and mineralized material, changes that could result from Coeur’s future acquisition of new mining properties or businesses, reliance on third parties to operate certain mines where Coeur owns silver production and reserves and the absence of control over mining operations in which Coeur or its subsidiaries hold royalty or streaming interests and risks related to these mining operations including results of mining and exploration activities, environmental, economic and political risks of the jurisdiction in which the mining operations are located, the loss of access to any third-party smelter to which Coeur markets silver and gold, the effects of environmental and other governmental regulations, the risks inherent in the ownership or operation of or investment in mining properties or businesses in foreign countries, each of Coeur’s ability to raise additional financing necessary to conduct its business, make payments or refinance its debt, as well as other uncertainties and risk factors set out in filings made from time to time with the United States Securities and Exchange Commission (“SEC”), and the Canadian securities regulators, including, without limitation, Coeur’s most recent reports on Form 10-K and Form 10-Q. Actual results, developments and timetables could vary significantly from the estimates presented. Readers are cautioned not to put undue reliance on forward-looking statements. Coeur disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, Coeur undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of Coeur, its financial or operating results, or its securities.
Coeur Mining, Inc. is subject to the reporting requirements of the Exchange Act and applicable Canadian securities laws, and as a result we report our mineral reserves according to two different standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements, however, are governed by the SEC’s Industry Guide 7 (as interpreted by the SEC, “Guide 7”). Both sets of reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. Under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.
In our public filings in Canada and in certain other announcements not filed with the SEC, we disclose measured, indicated and inferred resources, each as defined in NI 43-101, in addition to our mineral reserves. U.S. investors are cautioned that, while the terms “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” are recognized and required by Canadian securities laws, Guide 7 does not recognize them. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves, and therefore U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into Guide 7 compliant reserves.
In this presentation, we modify our estimates made in compliance with NI 43-101 to conform to Guide 7 for reporting in the United States. In this presentation, we use the term “mineralized material” to describe mineralization in mineral deposits that do not constitute “reserves” under U.S. standards. “Mineralized material” is substantially equivalent to measured and indicated mineral resources (exclusive of reserves) as disclosed for reporting purposes in Canada, except that the SEC only permits issuers to report “mineralized material” in tonnage and average grade without reference to contained ounces. We provide disclosure of mineralized material to allow a means of comparing our projects to those of other companies in the mining industry, many of which are Canadian and report pursuant to NI 43-101, and to comply with applicable disclosure requirements. We caution you not to assume that all or any part of mineralized material will ever be converted into Guide 7 compliant reserves.
NYSE: CDE

Cautionary Statements (continued)
COEUR MINING®
Technical Reports and Qualified Person
As required by Canadian securities laws, we hereby notify Canadian investors that the scientific and technical information concerning our mineral projects in this presentation have been reviewed and approved by a “qualified person” under NI 43-101, namely our Vice President, Technical Services, W. David Tyler. For a description of the key assumptions, parameters and methods used to estimate mineral reserves included in this presentation, as well as data verification procedures and a general discussion of the extent to which the estimates may be affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors, Canadian investors may view technical reports prepared for each of our properties as filed on SEDAR at www.sedar.com. The scientific and technical information in relation to the San Miguel mineralized material is derived from the NI 43-101-compliant Technical Report for San Miguel dated and filed by Paramount August 22, 2014 at sedar.com and Coeur has not independently reviewed or confirmed this information. Neither the technical reports nor the statements of any qualified person filed with the Canadian securities regulatory authorities are included in, or incorporated by reference in, this presentation. Because the definitions and standards of NI 43-101 differ from those of Guide 7, investors are cautioned that information contained in reports prepared pursuant to NI 43-101, like the technical reports, may not be comparable to similar information that we can disclose in this presentation or the other reports we file with the SEC.
All tons are reported in U.S. standard short ton units. Grades reported are troy ounces per short ton. Silver equivalence assumes 60:1 ratio.
Additional Information and Where to Find It
The proposed transaction will be submitted to Coeur’s stockholders for their consideration. In connection with the proposed transaction, Coeur will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Coeur and Paramount that will also constitute a prospectus of Coeur. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Coeur and Paramount file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Coeur free of charge by directing a request to investors@coeur.com.
Participants in Solicitation
Coeur and certain of its directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Investors and security holders may obtain information regarding the names, affiliations and interests of Coeur’s directors and executive officers in Coeur’s Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 26, 2014, and its proxy statement for its 2014 Annual Meeting, which was filed with the SEC on March 31, 2014. These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.
Non-Solicitation
A registration statement relating to the securities to be issued by Coeur in the proposed transaction will be filed with the SEC, and Coeur will not issue, sell or accept offers to buy such securities prior to the time such registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.
NYSE: CDE

Combining Complementary Assets and Infrastructure
COEUR MINING®
Coeur has entered into an agreement to acquire Paramount Gold & Silver Corp. by issuing approximately 32.7M shares of Coeur and Paramount stockholders receiving shares in “SpinCo”, in an all-stock transaction valued at $146 million
Coeur will receive a 4.9% common share interest in SpinCo, which will hold Paramount’s non-Mexican assets and US$10M of cash to be contributed by Coeur
Paramount controls more than 121,000 ha surrounding Palmarejo, and has reported 48 million tons of measured and indicated mineralized material grading 1.62 oz/ton of silver and 0.024 oz/ton of gold in 7 deposits at the San Miguel Project
Paramount’s Don Ese high-grade deposit is an extension of Palmarejo’s Independencia deposit:
Contains ~4 million tons of measured and indicated mineralized material grading 6.24 oz/ton of silver and 0.082 oz/ton of gold
Leverages existing infrastructure and facilities
Expected to significantly increase Palmarejo’s free cash flow starting in early 2016
Coeur plans to develop Don Ese by a 1,000 meter decline adjacent to the existing Guadalupe surface infrastructure, and anticipates initial production from Don Ese by the end of 2015, ramping up to 2,500 tons per day by the end of 2017
Coeur has identified significant exploration upside from other high-grade structures near the shared boundary, as well as lower-grade deposits which could benefit from Palmarejo’s existing infrastructure
Adding Paramount’s assets to Palmarejo further solidifies the long-term viability of the operation
Through utilization of excess processing facility capacity, Coeur anticipates the combined Don Ese and Guadalupe deposits could produce an average of approximately six million ounces of silver and 110,000 ounces of gold annually over the next eight years
NYSE: CDE

Anticipated Benefits of the Transaction
COEUR MINING®
Significant
Synergies
Enhances
Economics at
Palmarejo
Meets Financial
Criteria
Merger expected to provide synergies between Palmarejo and San Miguel development (capex, operating costs, workforce, equipment, Chihuahua administration)
Removes need to develop stand-alone processing plant at San Miguel by processing material at
Palmarejo’s existing mill
Don Ese development can leverage Guadalupe development
Makes use of excess processing capacity at Palmarejo (6,000 tpd capacity)
Leverages recent modifications to Palmarejo’s processing facility
Unlocks and accelerates value at Independencia and other exploration targets located between
Guadalupe and Don Ese
Provides Palmarejo mill with additional source of production by end of 2015 to supplement production from Guadalupe
Expected to lower unit costs, increase production and cash flow
Don Ese production free from any non-government third-party royalties or stream obligations
In addition to Don Ese, other San Miguel deposits provide leverage to higher metal prices
Extensive land package offers considerable upside potential through exploration, including continuation of known structures
Anticipated to be accretive on 2016 and beyond operating cash flow, free cash flow, and to net asset value
Low expected capital of $15 million to achieve initial production by the end of 2015
All-stock transaction preserves Coeur’s liquidity in low price environment
Expected to meaningfully reduce Palmarejo’s and Coeur’s unit costs
NYSE: CDE

Don Ese Represents the Continuation of Independencia
COEUR MINING®
Significant Synergies Expected through Combined Development
COEUR MEXICANA
NYSE: CDE

Why Now?
COEUR MINING®
Enhanced Value Proposition
Don Ese sufficiently delineated and preliminary mine planning has commenced
Don Ese has grown from no mineralized material to a current level of approximately 4 million tons of measured and indicated mineralized material grading 6.24 oz/ton of silver and 0.082 oz/ton of gold
Coeur confirmatory metallurgical testing on Don Ese material returned positive results and increased recovery rates
Significant Synergies
Recently re-scoped Palmarejo high-grade mine plan results in excess mill capacity available for high-grade Don Ese material and potential production from other deposits
Cessation of open-pit mining in 2015 and reduced mining at Palmarejo underground (expected to be completed in early 2016) provides equipment and personnel to be transitioned to Don Ese
Independencia provides potential development synergies with Don Ese
Guadalupe development and mining only ~800 meters away from Don Ese
Franco-Nevada Restructuring
Coeur successfully achieved a new agreement with Franco-Nevada earlier this year, which is expected to improve the economics of Palmarejo and allows for further investment into the asset, including development of Guadalupe
San Miguel is not subject to the Franco-Nevada agreement, thereby providing Palmarejo with tonnage which is free from obligations to Franco-Nevada
Achievable Execution Plan Under Lower Commodity Prices
Anticipated Don Ese mine plan adjusted to reflect lower commodity price environment
Integration of Don Ese lowers overall Palmarejo unit costs in a challenging precious metals price environment
NYSE: CDE

Combination with Palmarejo Results in Improved Economics for
COEUR MINING®
San Miguel Compared to Paramount’s August 2014 PEA
Mining
Single 1,000 meter decline adjacent to existing Guadalupe infrastructure can access Don Ese; initial capex estimated to be $15 million
Commencement of decline development expected in early 2015
Expected ramp up to 2,500 tons per day by the end of 2017
Simplified permitting due to existing operating footprint
Processing
Utilize Palmarejo’s processing facilities (6,000 tpd capacity); no need to permit and build a new mill (Paramount’s Preliminary Economic Assessment for San Miguel estimates stand-alone capital costs of $145 million to construct new processing facilities)
Recent modification of Palmarejo’s plant optimizes agitated leach recoveries and is expected to significantly lower unit processing costs
Based on Coeur’s diligence on the deposit, Coeur anticipates recovery rates of approximately 80% for silver and 95% recovery for gold
Cost Savings
Eliminates capital costs required to develop a stand-alone processing facility
Takes advantage of synergies from existing management and infrastructure
Don Ese development can leverage Guadalupe development
Can leverage overhead, equipment, personnel from Palmarejo underground
NYSE: CDE

Independencia / Don Ese Long Section
COEUR MINING®
Property boundary
NW
Interpreted Fault
projected on long
SE
section
Independencia
Don Ese
Ag Eq
gr/t x m
5000 AgEq GT
2000 AgEq GT
500 AgEq GT
250 AgEq GT
100 AgEq GT
>50 AgEq GT
NYSE: CDE

View of Guadalupe – Independencia – Don Ese
COEUR MINING®
Palmarejo
Mine
La Union
Playa Sur
Zone 220
Espinazo
Del Diablo
Cerro de
los Hilos
Portal
Zone
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Don Ese Contains M&I Mineralized Material with Grades COEUR MINING
Significantly Higher than Guadalupe
Average Silver Grade Average Gold Grade
6.2 oz/t 0.082 oz/t
5.8 oz/t 7.4%
0.063 oz/t 30.2%
Guadalupe UG M&I Don Ese M&I Guadalupe UG M&I Don Ese M&I
Don Ese M&I mineralized material free from any non-government third party royalty or stream
NYSE: CDE

Transaction Terms COEUR MINING
Transaction Each Paramount share will be exchanged for:
0.2016 CDE shares per Paramount share, equal to $0.90 based on CDE’s 20-day volume weighted average price of US$4.47 as of December 16, 2014; and
A pro rata share of the 95.1% of SpinCo shares to be distributed to Hollywood stockholders
Paramount stockholders to receive an aggregate of approximately 32.7 million CDE shares plus 95.1% of the shares in
SpinCo
SpinCo will hold the Sleeper project and other non-Mexican assets of Paramount. Coeur to receive a 4.9% common share interest in SpinCo and will contribute $10 million of cash into SpinCo as part of the transaction
Effective Premium Based on Paramount’s 20-day volume weighted average price as of December 16, 2014 of $0.76 per share, the effective premium is ~19.8%
Lock-Up Agreements Insiders (~3.1%) and FCMI Financial (~15.1%) for ~ 18.2% total
Break Fee US$5 million payable by Paramount or Coeur, depending on the circumstances
Royalty Coeur has paid $5.25 million for a 0.7% of net smelter returns royalty on the San Miguel project; not conditional on the successful acquisition of Paramount by Coeur
Closing Anticipated in the second quarter of 2015
NYSE: CDE

San Miguel Measured and Indicated Mineralized Material

COEUR MINING

Tons in thousands	Short Tons (000s)	Grade (oz/t)	
		Silver	Gold
Measured Mineralized Material – Don Ese	660	7.42	0.083
Measured Mineralized Material – All Other	6,234	1.60	0.031
Indicated Mineralized Material – Don Ese	3,094	5.99	0.082
Indicated Mineralized Material – All Other	37,537	1.17	0.017
Total Don Ese M&I Mineralized Material	**3,754**	**6.24**	**0.082**
Total M&I Mineralized Material	**47,525**	**1.62**	**0.024**

Notes to the above mineralized material:

1. Effective July 8, 2014.
2. Mineralized material calculated using a cutoff grade for the underground deposits of 90 grams per tonne AgEq (2.63 ounces per short ton), a cutoff grade for heap leach material of 9 grams per tonne AgEq (0.26 ounces per short ton), and a cutoff grade for the open pit deposit of 25 grams per tonne (0.73 ounces per short tonne). Silver equivalence assumes silver to gold ration of 60:1.
3. Mineralized material is in addition to mineral reserves and do not have demonstrated economic viability.
4. Rounding of tons, as required by reporting guidelines, may result in apparent differences between tons and grade.
5. For details on the estimation of mineralized material, including the key assumptions, parameters and methods used to estimate the mineralized material and reserves, please refer to the NI 43-101-compliant Technical Report for San Miguel dated and filed by Paramount August 22, 2014 at www.sedar.com.

NYSE: CDE

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Palmarejo Reserves and Measured and Indicated Mineralized Material

COEUR MINING

Tons in thousands	Short Tons (000s)	Grade (oz/t)	
		Silver	Gold
Underground Reserves:			
Guadalupe	5,964	3.92	0.056
Palmarejo	2,355	3.98	0.073
Open-Pit Reserves:			
Guadalupe	420	5.21	0.015
Palmarejo	2,497	2.70	0.022
Total Proven and Probable Reserves	**11,235**	**3.71**	**0.051**
Underground M&I Mineralized Material:			
Guadalupe	2,457	5.81	0.063
Palmarejo	4,160	6.36	0.104
Open-Pit M&I Mineralized Material:			
Guadalupe	1,648	3.57	0.035
Palmarejo	507	1.42	0.011
La Patria	17,529	0.56	0.028
Total M&I Mineralized Material	**26,301**	**2.17**	**0.043**

Notes to the above mineral reserves and mineralized material:

1. Effective December 31, 2013.
2. Metal prices used for mineral reserves were $25.00 per ounce of silver and $1,450 per ounce of gold. Metal prices used for mineralized material were $29.00 per ounce of silver and $1,600 per ounce of gold. La Patria was calculated using $33 per silver ounce and $1,700 per gold ounce for mineralized material.
3. Mineralized material is in addition to mineral reserves and do not have demonstrated economic viability.
4. Rounding of tons, as required by reporting guidelines, may result in apparent differences between tons and grade.
5. For details on the estimation of mineralized material and reserves, including the key assumptions, parameters and methods used to estimate the mineralized material and reserves, please refer to the NI 43-101-compliant Technical Report for Coeur's Palmarejo Project dated January 1, 2013 and filed February 28, 2013 by Coeur at www.sedar.com.
6. Neither the technical reports nor the statements of any qualified person filed with the Canadian securities regulatory authorities are a part of this presentation. The definitions and standards of NI 43-101 differ from those of the U.S. Securities and Exchange Commission's Guide 7, and therefore U.S. investors are cautioned that information contained in reports prepared pursuant to NI 43-101, like the technical reports, may not be comparable to similar information that Coeur discloses in reports it files with the U.S. Securities and Exchange Commission.

NYSE: CDE

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